Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (F1900)
Contingent Coupon Autocallable Reverse Convertible Securities Linked to the Performance of the Common Stock of YETI Holdings, Inc. Offering Period: November 22, 2021

Summary Product Terms

CUSIP	22550MXV6
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	1 year (if not automatically redeemed)
Trade Date	November 22, 2021
Settlement Date	November 26, 2021
Key Dates	See the applicable pricing supplement
Valuation Date	November 22, 2022
Maturity Date	November 28, 2022
Underlying	The common stock of YETI Holdings, Inc.
Initial Level	The closing level of the Underlying on the Trade Date
Final Level	The closing level of the Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Contingent Coupon Amount	At least $28.25 per period (approximately 11.30% p.a.)
Coupon Barrier Level	Approximately 65% of the Initial Level
Contingent Coupon Payment Frequency	Quarterly
Coupon Barrier Observation Frequency	Quarterly
Knock-In Level	Approximately 65% of the Initial Level
Autocall Observation Frequency	Quarterly
Autocall Level	100% of the Initial Level
Physical Delivery Amount	A number of shares of the Underlying equal to the product of (i) $1,000 divided by the Initial Level and (ii) the share adjustment factor.

Hypothetical Redemption Amounts

*The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Knock-In Level of 65%, (ii) a hypothetical Initial Level of $100, (iii) a share adjustment factor of 1.0, (iv) the securities are not automatically redeemed and are held to maturity and (v) if the Physical Delivery Amount is to be delivered at maturity, we do not exercise our right to pay cash instead of the Physical Delivery Amount. The numbers appearing in the table have been rounded for ease of analysis. This table does not include any contingent coupon payments on the securities.

Underlying Return	Return on the Securities as of the Valuation Date*	Redemption Amount per $1,000 Principal Amount
50%	0%	$1,000
25%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	0%	$1,000
-20%	0%	$1,000
-30%	0%	$1,000
-35%	0%	$1,000
-36%	-36%	10 shares
-40%	-40%	10 shares
-50%	-50%	10 shares
-75%	-75%	10 shares
-100%	-100%	$0

Payoff Description

Contingent Coupon Payment

Unless the securities have been previously automatically redeemed, if, on any Observation Date, the Underlying closes at or above the Coupon Barrier Level, you will receive the Contingent Coupon Amount.

Otherwise, no contingent coupon will be paid.

Automatic Redemption

If, on any Autocall Observation Date, the Underlying closes at or above the Autocall Level, the securities will be automatically redeemed and you will receive the Principal Amount (and the contingent coupon). No further payments will be made on the securities.

Redemption Amount at maturity

Unless the securities have been previously automatically redeemed, if, on the Valuation Date, the Underlying closes at or above the Knock-In Level, you will receive the Principal Amount (and the contingent coupon).

However, if the Underlying closes below the Knock-In Level, you will receive a number of shares of the Underlying equal to the Physical Delivery Amount, plus a cash amount in respect of any fractional share, subject to our election to pay cash instead. The value of the shares or cash as of the Valuation Date will be less than $650 per $1,000 principal amount of securities. You could lose your entire investment.

Any payment or delivery on the securities is subject to our ability to meet our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual contingent coupon rate will not be lower than the rate displayed in this document and the Knock-In Level and Coupon Barrier Level will not be greater than the levels set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

• Risks Relating to the Securities Generally

o	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If the Underlying closes below the Knock-In Level, you will be fully exposed to any depreciation in the Underlying. Regardless of the amount of any payment or delivery you receive on the securities, your actual yield may be different in real value terms.

o	The securities will not pay more than the principal amount of securities you hold plus contingent coupons, if any.

o	The securities do not provide for regular fixed interest payments. If the Underlying closes below the Coupon Barrier Level on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.

o	Whether a contingent coupon is paid on a Contingent Coupon Payment Date will depend on the closing level of the Underlying on the related Observation Date.

o	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.

o	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk.

o	An Automatic Redemption would eliminate your opportunity to be paid contingent coupons over the full term of the securities.

o	The value of the Physical Delivery Amount could be less on the Maturity Date than on the Valuation Date.

o	The U.S. federal tax consequences of an investment in the securities are unclear.

• Risks Relating to the Underlying

o	We have no affiliation with the Reference Share Issuer.

o	The common stock of YETI Holdings, Inc. has a limited trading history.

o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying.

o	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities.

• Risks Relating to the Issuer

o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

• Risks Relating to Conflicts of Interest

o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer.

• Risks Relating to Estimated Value and Secondary Market Prices of the Securities

o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $948 and $988 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), and the estimated value of the securities on the Trade Date may be less than the price to public.

o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse AG has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated November 22, 2021, Product Supplement No. I–A dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010321018182/dp162139_424b2-f1900.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

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